

July 24, 2024

Mark A. L. Mason
Chief Financial Officer
Citigroup Inc.
388 Greenwich Street
New York, NY 10013

> **Re: Citigroup Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-09924**

Dear Mark A. L. Mason:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance